Filed by World Media and Entertainment Universal Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition II Co

Commission File No.: 001-42258

SPONSOR SUPPORT AGREEMENT AND DEED

This SPONSOR SUPPORT AGREEMENT AND DEED (this “Agreement”) is made as a deed as of January 27, 2025, by and among World Media and Entertainment Universal Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, (the “Company”), Black Spade Acquisition II Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSII”), Black Spade Sponsor LLC II, a limited liability company registered under the laws of the Cayman Islands (the “Sponsor”), and each of the undersigned Persons listed on Schedule A to this Agreement (each, together with the Sponsor, the “Sponsor Parties”).

RECITALS

WHEREAS, BSII, the Company and WME Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of the Company (“Merger Sub”), are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) providing for, among other things, the merger of Merger Sub with and into BSII, with BSII being the surviving entity and becoming a wholly-owned Subsidiary of the Company (the “Merger”).

WHEREAS, each of the Sponsor Parties is, as of the date of this Agreement, the beneficial and sole legal owner of such number of BSII Class B Ordinary Shares and such number of BSII Private Warrants that entitle the relevant Sponsor Party to purchase such number of BSII Class A Ordinary Shares as is set forth opposite its name on Schedule A hereto (such shares, together with any BSII Ordinary Shares (a) issued or otherwise distributed to such Sponsor Party pursuant to any share dividend or distribution, (b) resulting from any change in any of the BSII Ordinary Shares by reason of any share split, recapitalization, combination, exchange of shares or the like, (c) the legal ownership of which is acquired by such Sponsor Party by exchange or conversion of any other security acquired after the date of this Agreement, or (d) as to which such Sponsor Party acquires the right to vote or share in the voting, in each case after the date of this Agreement and during the term of this Agreement, but, for the avoidance of doubt, excluding any BSII Units, BSII Warrants and BSII Ordinary Shares acquired on or prior to the date of this Agreement, the “Subject Shares”).

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, BSII and the Company have requested that the Sponsor Parties enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. definitions; interpretation

Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement, and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.02 (Construction) of the Business Combination Agreement.

2. REPRESENTATIONS AND WARRANTIES OF THE sponsor PARTIES

Each Sponsor Party, severally and not jointly, hereby represents and warrants to BSII and the Company as of the date of this Agreement as follows:

2.1 Organization. If such Sponsor Party is not a natural person, such Sponsor Party has been duly incorporated or registered and is validly existing and in good standing (to the extent such concept is applicable in such Sponsor Party’s jurisdiction of incorporation or registration) under the laws of its jurisdiction of incorporation or registration and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. If such Sponsor Party is not a natural person, such Sponsor Party is duly licensed or qualified and in good standing (to the extent such concept is applicable in such Sponsor Party’s jurisdiction of incorporation or registration) as a foreign corporation or company (or other entity, if applicable) in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in such Sponsor Party’s jurisdiction of incorporation or registration), as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of such Sponsor Party to consummate the transactions contemplated hereby. Such Sponsor Party is not the beneficial owner of any Subject Shares held in trust.

2.2 Due Authorization. If such Sponsor Party is not a natural person, such Sponsor Party has all requisite corporate power and authority to (a) execute and deliver this Agreement, and (b) consummate the transactions contemplated hereby and perform all obligations to be performed by it hereunder. If such Sponsor Party is not a natural person, the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the competent body of such Sponsor Party and no other company proceeding on the part of such Sponsor Party is necessary to authorize this Agreement. If such Sponsor Party is a natural person, such Sponsor Party has full legal capacity, right and authority to (a) execute and deliver this Agreement, and (b) to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Sponsor Party, and this Agreement constitutes a legal, valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. If such Sponsor Party is a natural person who is married and resides in a community property jurisdiction and such action has been requested by the Company in writing prior to such Sponsor Party’s execution and delivery of this Agreement, then such Sponsor Party’s spouse has executed and delivered to the Company and BSII a spousal consent, in the form attached as Schedule B, concurrently with its execution and delivery of this Agreement.

2.3 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of other parties hereto contained in the Business Combination Agreement regarding the execution, delivery and performance of this Agreement, no consent of or with any Governmental Authority on the part of such Sponsor Party is required to be obtained or made in connection with the execution, delivery or performance by such Sponsor Party of this Agreement, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not prevent, impede or, in any material respect, delay or adversely affect the performance by such Sponsor Party of its obligations under this Agreement.

2.4 No Conflict. The execution and delivery of this Agreement by such Sponsor Party and the consummation of the transactions contemplated hereby do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of such Sponsor Party (if such Sponsor Party is not a natural person);

(b) violate or conflict with any provision of, or result in the breach of, or default under, or require any consent, waiver, exemption or approval under, any Applicable Law or Governmental Order applicable to such Sponsor Party;

(c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, require any consent, cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any Contract to which such Sponsor Party is a party or by which such Sponsor Party may be bound, or terminate or result in the termination of any such Contract; or

(d) result in the creation of any Lien upon any of the properties or assets of such Sponsor Party;

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of such Sponsor Party to perform its obligations hereunder or consummate the transactions contemplated hereby.

2.5 Company Securities. Such Sponsor Party is the sole legal and beneficial owner of the Subject Shares set forth opposite such Sponsor Party’s name on Schedule A hereto, and all such Subject Shares are owned by such Sponsor Party free and clear of all Liens, other than Liens pursuant to the BSII Governing Documents, this Agreement, any Ancillary Agreement, the letter agreements, each dated as of August 27, 2024, among BSII, Sponsor and certain officers, directors, and advisors of BSII in the form attached as Exhibit 10.1 to BSII’s current report on Form 8-K filed August 27, 2024 (the “Letter Agreements”) or applicable securities laws. Such Sponsor Party does not own legally or beneficially any Subject Shares other than as set out in Schedule A. Such Sponsor Party has the sole right to vote its Subject Shares, and none of its Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of its Subject Shares, except as contemplated by the Governing Documents of the Sponsor (in the case of the Sponsor), this Agreement, or the Letter Agreements.

2.6 Business Combination Agreement. Such Sponsor Party understands and acknowledges that BSII, Merger Sub and the Company are entering into the Business Combination Agreement in reliance upon the Sponsor Parties’ execution and delivery of this Agreement. Such Sponsor Party has received a copy of the finalized Business Combination Agreement delivered to each Sponsor Party on January 27, 2025, is familiar with the provisions of the Business Combination Agreement, and has consented to (and hereby consents to) BSII’s entry into the Business Combination Agreement.

2.7 Adequate Information. Such Sponsor Party is a sophisticated investor and has adequate information concerning the business and financial condition of BSII and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon BSII or the Company and based on such information as such Sponsor Party has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Sponsor Party acknowledges that BSII and the Company have not made and do not make any representation or warranty to such Sponsor Party, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

2.8 Restricted Securities. Such Sponsor Party understands that the Company Ordinary Shares that it may receive in connection with the Transactions including upon exercise, settlement, conversion or exchange of any other securities received in connection with the Transactions, may be “restricted securities” under applicable U.S. federal and state securities laws and, if such Sponsor Party is an affiliate of the Company or BSII, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these laws, such Sponsor Party must hold such Company Ordinary Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available.

2.9 Litigation and Proceedings.

(a) There are no pending or, to the knowledge of such Sponsor Party, threatened, legal proceedings against such Sponsor Party or any of its properties or assets; and

(b) there is no outstanding Governmental Order imposed upon such Sponsor Party; nor are any properties or assets of such Sponsor Party or its businesses (if applicable) bound or subject to any Governmental Order;

except, in each case, as would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of such Sponsor Party to consummate the transactions contemplated hereby.

3. PRE-CLOSING SUPPORT AND CERTAIN COVENANTS

Each Sponsor Party, severally and not jointly, hereby covenants and unconditionally and irrevocably undertakes to the Company and BSII during the term of this Agreement as follows:

3.1 Agreement to Vote in Favor of Transactions. At any meeting of the shareholders of BSII called, held or convened to seek the BSII Shareholder Approval, or at any adjournment or postponement thereof, or in connection with any written resolution or consent of the shareholders of BSII or in any other circumstances upon which a vote, consent, waiver or other approval with respect to the Business Combination Agreement, any Ancillary Agreements, the Merger, or any other Transaction is sought or required under the Governing Documents or Contract of BSII or otherwise (the “Other BSII Approvals”), such Sponsor Party shall:

(a) if a meeting is held, appear at such meeting (in person or, where proxies are permitted, by proxy) or otherwise cause all of its Subject Shares to be counted as present at such meeting for purposes of establishing a quorum; and

(b) vote or cause to be voted (including by class vote and/or written consent or resolution, if applicable) all of its Subject Shares in favor of granting the BSII Shareholder Approval and the Other BSII Approvals and, if there are insufficient votes in favor of granting the BSII Shareholder Approval and/or the Other BSII Approvals, in favor of the adjournment or postponement of such meeting of the shareholders of BSII to a later date.

3.2 Agreement to Vote Against Other Matters. At any meeting of the shareholders of BSII or at any adjournment or postponement thereof, or in connection with any written resolution or consent of the shareholders of BSII or in any other circumstances upon which such Sponsor Party’s vote, consent or other approval is sought, such Sponsor Party shall vote (or cause to be voted) all of its Subject Shares (including by withholding its class vote and/or written consent or resolution, if applicable) against any Acquisition Transaction.

3.3 No Other Proxies. Each Sponsor Party represents and warrants that no proxies of any nature (other than the proxy given pursuant to Section 3.4) have been given in respect of any of its Subject Shares.

3.4 Irrevocable Power of Attorney. Each Sponsor Party hereby irrevocably and unconditionally grants to, and appoints, in the event that such Sponsor Party shall for whatever reason fail to perform any of its obligations under Section 3.1, BSII and any individual designated in writing by BSII, and each of them individually, as such Sponsor Party’s lawful attorney and proxy (with full power of substitution), for and in the name, place and stead of such Sponsor Party, to vote all of its Subject Shares, or grant a written consent or approval or approve a written resolution in respect of all of its Subject Shares in a manner consistent with Section 3.1 (the “Irrevocable Power of Attorney”), and execute, deliver and take on each such Sponsor Party's behalf and in the name of such Sponsor Party, all deeds, documents, and steps necessary for obtaining the BSII Shareholder Approval and the Other BSII Approvals as contemplated in Section 3.1. Each Sponsor Party understands and acknowledges that BSII and the Company are entering into the Business Combination Agreement in reliance upon such Sponsor Party’s execution and delivery of this Agreement. Each Sponsor Party hereby affirms that the Irrevocable Power of Attorney is given in connection with the execution of the Business Combination Agreement, and that such irrevocable power of attorney is given to secure the performance of the duties of such Sponsor Party under this Agreement. Each Sponsor Party hereby further affirms that the Irrevocable Power of Attorney is coupled with a proprietary interest of BSII and may under no circumstances be revoked. Each Sponsor Party hereby ratifies and confirms all that the Irrevocable Power of Attorney may lawfully do or cause to be done by virtue hereof. The Irrevocable Power of Attorney granted hereunder shall only terminate upon the termination of this Agreement. Promptly upon the written request of the Company or BSII, each Sponsor Party shall duly execute and deliver a separate proxy instrument, in form and substance reasonably satisfactory to BSII, making specific reference to the BSII Shareholder Approval and the Other BSII Approvals, as applicable.

3.5 No Pre-Closing Transfer. Other than pursuant to this Agreement or as expressly contemplated by the Business Combination Agreement, or the Ancillary Agreements, from the date hereof and until the Closing or, if earlier, termination of this Agreement, such Sponsor Party shall not:

(a) directly or indirectly, (i) lend, sell, transfer, tender, grant, charge, mortgage, pledge, assign or otherwise encumber, grant a security interests in, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge, swap, convert or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or (ii) enter into any Contract, option or other binding arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person;

(b) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares) with respect to any Subject Shares, or enter into any other Contract with respect to any Subject Shares that would prohibit or prevent the satisfaction of its obligations pursuant to this Agreement;

(c) take any action that would make any representation or warranty of such Sponsor Party herein untrue or incorrect, or have the effect of preventing or disabling such Sponsor Party from performing its obligations hereunder;

(d) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Sponsor Party or BSII from performing any of its obligations hereunder; or

(e) announce any intention to effect any such transaction specified in this sentence,

other than any Transfer (x) between any Sponsor Party and any of its Affiliates and any of the Sponsor Parties’ and their Affiliates’ respective executive officers and directors, or (y) upon the prior written consent of the Company and BSII, provided in each case that such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and BSII, agreeing to be bound by this Agreement to the same extent as such Sponsor Party was prior to such Transfer. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Sponsor Party agrees with, and covenants to, BSII and the Company (or any of its directors, secretaries or authorized representatives) that such Sponsor Party shall not request that BSII register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

3.6 Waiver of Dissent Rights. Such Sponsor Party shall not apply to any Governmental Authority claiming that the BSII Shareholders Approval, Other BSII Approvals, Business Combination Agreement, any Ancillary Agreement, Merger or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of BSII or any other Person. Such Sponsor Party shall not commence, join in, facilitate, assist or encourage any claim or action challenging the validity of this Agreement, or alleging any breach of any law or duty in connection with the Transactions or alleging that the BSII Shareholders Approval, Other BSII Approvals, Business Combination Agreement, any Ancillary Agreement, or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of BSII or any other Person, and hereby releases BSII from all actions, proceedings, claims and demands whatsoever which such Sponsor Party has, has had, or will have under or arising out of this Agreement. Without limiting the generality of the foregoing, each Sponsor Party hereby irrevocably waives and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Islands Companies Act and any other similar statute in connection with the Merger.

3.7 No Redemption. Each Sponsor Party irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, such Sponsor Party shall not elect to cause BSII to redeem any Subject Shares now or at any time legally or beneficially owned by such Sponsor Party, and shall not submit to surrender any of its Subject Shares for redemption.

3.8 Letter Agreement. Each of the Sponsor Parties and BSII hereby agrees that from the date hereof until the termination of this Agreement, none of them shall, or shall agree to, amend, modify or vary the applicable Letter Agreement, except as expressly contemplated by the Business Combination Agreement or other Ancillary Agreements to which the Company or Merger Sub is a party.

3.9 Waiver of Anti-Dilution Protection. Subject to, and conditioned upon the occurrence of the Merger and effective as of immediately prior to the effective time of the Merger, Sponsor, in its capacity as the holder of at least a majority of the BSII Class B Ordinary Shares in the issue, hereby waives, and agrees not to exercise, assert or claim, to the fullest extent permitted by Applicable Law, any adjustment to the conversion ratio set forth in Article 18.2 of the BSII Governing Document with respect to the BSII Class B Ordinary Shares, that may result pursuant to Article 18.2(c) of the BSII Governing Document from the issuance of Company Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Subscription Agreement; provided, that the foregoing waiver does not waive Article 18.7 of the BSII Governing Document, which provides that in no event may any BSII Class B Ordinary Share convert into BSII Class A Ordinary Share at a ratio that is less than one-for-one.

4. OTHER AGREEMENTS

4.1 Board Observers. From and after the Closing until the date falling two (2) years after the Closing Date, the Sponsor shall, (i) so long as it and its Affiliates collectively hold no less than five percent (5%) of the issued and outstanding ordinary shares of the Company, be entitled to designate by way of written notice to the Company up to two (2) representatives, who may be different individuals from time to time as designated by the Sponsor, to attend all meetings of the Company Board in a non-voting observer capacity, and (ii) for so long as it and its Affiliates collectively hold less than five percent (5%) but no less than three percent (3%) of the issued and outstanding ordinary shares of the Company, be entitled to designate by way of written notice to the Company up to one (1) representative to attend all meetings of the Company Board in a non-voting observer capacity (the “Observer(s)”). The Company shall give each Observer copies of all materials that are provided to the Company Board; provided, that each Observer shall agree to hold in confidence and trust all information so provided and, if requested by the Company, enter into a customary confidentiality agreement with the Company in a form acceptable to the Company acting reasonably. If and when the Sponsor and its Affiliates collectively hold less than three percent (3%) of the issued and outstanding ordinary shares of the Company, each Observer shall resign from the Company Board.

4.2 Disclosure.

(a) Each Sponsor Party shall be bound by and comply with the Confidentiality Agreement, dated September 19, 2024, by and among BSII and World Media and Entertainment Group, a wholly-owned subsidiary of the Company (the “Confidentiality Agreement”) and Section 12.12 (Publicity) of the Business Combination Agreement (including any relevant defined terms used in such Confidentiality Agreement and provision) as if such Sponsor Party was an original signatory to the Confidentiality Agreement and Business Combination Agreement with respect to such provisions.

(b) Each Sponsor Party hereby authorizes the Company and BSII to publish and disclose in any announcement or disclosure required by the SEC or pursuant to any Applicable Law such Sponsor Party’s identity and ownership of Subject Shares, the nature of such Sponsor Party’s obligations under this Agreement and (if deemed appropriate by the Company and BSII) a copy of this Agreement. Each Sponsor Party will promptly provide any information reasonably requested by the Company and BSII for any regulatory application or filing made or approval sought in connection with the Transactions.

4.3 Termination. This Agreement shall terminate upon the termination of the Business Combination Agreement in accordance with its terms. Upon the occurrence of the Closing, (i) this Agreement (excluding Section 3.6 and Article 4) shall immediately terminate, (ii) Section 3.6 shall survive in accordance with its terms, and (iii) Article 4 shall survive indefinitely. Upon termination of this Agreement (or a portion hereof), no party shall have any liability hereunder other than for its willful and material breach of this Agreement (or such terminated portion) prior to such termination.

4.4 Further Assurances. Each Sponsor Party shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or BSII may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the Ancillary Agreements and (ii) refrain from exercising any veto right, consent right or similar right under BSII or the Company’s Governing Documents which would materially impede, disrupt, prevent or otherwise adversely affect the consummation of the Merger or any other Transaction. If any Sponsor Party acquires record or beneficial ownership of any Subject Shares following the date of this Agreement (or becomes aware, following the date hereof, of its record or beneficial ownership of any Subject Shares as of the date hereof, which shares are not already set forth on Schedule A), such Sponsor Party shall promptly notify the Company and BSII, and Schedule A shall be updated to reflect such Sponsor Party’s ownership of such additional Subject Shares.

4.5 Sponsor Parties. Each Sponsor Party signs this Agreement solely in such Sponsor Party’s capacity as a shareholder of BSII, and not in any other capacity. No Sponsor Party shall be liable or responsible for any breach, default or violation of any representation, warranty, covenant or agreement hereunder by any other Sponsor Party and each Sponsor Party shall solely be required to perform its obligations hereunder in its individual capacity. As promptly as practicable and in any event within 30 days following the date of this Agreement, Sponsor and BSII shall exercise their respective reasonable best efforts to procure that each Person listed on Schedule A who has not yet executed and delivered this Agreement shall join this Agreement as a Sponsor Party by duly executing and delivering to the Company and BSII a counterpart to this Agreement.

4.6 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to BSII or the Company in accordance with Section 12.03 (Notices) of the Business Combination Agreement and to each Sponsor Party at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

4.7 Miscellaneous. The provisions of Sections 12.04 (Assignment), 12.05 (Rights of Third Parties), 12.07 (Governing Law), 12.08 (Dispute Resolution and Waiver of Jury Trial), 12.09 (Headings and Captions; Counterparts), 12.10 (Entire Agreement), 12.11 (Amendments) and 12.15 (Enforcement) of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above as a Deed.

EXECUTED AS A DEED for and on behalf of:

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

By:	/s/ Feridun Hamdullahpur
Name:	Feridun Hamdullahpur
Title:	Director

In the presence of:

Witness:	/s/ Samuel Chau
Name:	Samuel Chau
Title:	Director

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above as a Deed.

EXECUTED AS A DEED for and on behalf of:

BLACK SPADE ACQUISITION II CO

By:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam
Title:	Chairman and Co-Chief Executive Officer

In the presence of:

Witness:	/s/ Shing Joe Kester Ng
Name:	Shing Joe Kester Ng
Title:	Director and Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above as a Deed.

EXECUTED AS A DEED for and on behalf of:

BLACK SPADE SPONSOR LLC II

By:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam
Title:	Manager

In the presence of:

Witness:	/s/ Shing Joe Kester Ng
Name:	Shing Joe Kester Ng
Title:	Director and Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above as a Deed.

EXECUTED AS A DEED by:

CHI WAI DENNIS TAM

/s/ Chi Wai Dennis Tam

In the presence of:

Witness:	/s/ Shing Joe Kester Ng
Name:	Shing Joe Kester Ng
Title:	Director and Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above as a Deed.

EXECUTED AS A DEED by:

SHING JOE KESTER NG

/s/ Shing Joe Kester Ng

In the presence of:

Witness:	/s/ Richard Kirby Taylor
Name:	Richard Kirby Taylor
Title:	Co-Chief Executive Officer and Chief Operating Officer

[Signature Page to Sponsor Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above as a Deed.

EXECUTED AS A DEED by:

RICHARD KIRBY TAYLOR

/s/ Richard Kirby Taylor

In the presence of:

Witness:	/s/ Shing Joe Kester Ng
Name:	Shing Joe Kester Ng
Title:	Director and Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement and Deed]

List of Omitted Schedules:

Schedule A – Particulars of Sponsor Parties and Subject Shares

Schedule B – Form of Spousal Consent

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade II and WME, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade Acquisition II Co (“Black Spade II)’s or World Media and Entertainment Universal Inc. (“WME”)’s expectations concerning the outlook for WME’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade II and WME, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination (“Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Black Spade II, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Black Spade II public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Black Spade II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of WME as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination; (8) costs related to the Business Combination; (9) risks associated with changes in laws or regulations applicable to WME’s diverse business lines and WME’s international operations; (10) the possibility that WME or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) WME’s ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; and (12) negative perceptions or publicity of the brands of WME. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of WME’s registration statement on Form F-4 to be filed by WME with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by WME and/or Black Spade II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. WME and Black Spade II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither WME nor Black Spade II gives any assurance that either WME or Black Spade II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by WME or Black Spade II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade II and WME. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. WME intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade II and a prospectus of WME with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade II shareholders as of a record date to be established for voting on the proposed transaction. Black Spade II also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in the Solicitation

Black Spade II and WME and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade II’s shareholders in connection with the proposed transaction. Information about Black Spade II’s directors and executive officers and their ownership of Black Spade II’s securities is set forth in Black Spade II’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.